SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 – 11º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641

EXCERPT OF THE MINUTES OF THE SEVEN HUNDRED AND EIGHTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) no. 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

For the due purposes, I hereby certify that, on November 24, 2017, at 9 a.m., the Eletrobras’ Board of Directors met at the Company’s Head Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. The meeting was chaired by Mr. JOSÉ GUIMARÃES MONFORTE, CHAIRMAN, and Directors Mr. WILSON FERREIRA JR., Mr. JOSÉ PAIS RANGEL, Mr. EDVALDO LUÍS RISSO, Mr. CARLOS EDUARDO RODRIGUES PEREIRA and Mr. ARIOSTO ANTUNES CULAU were present. Director Mr. ESTEVES PEDRO COLNAGO JUNIOR participated by videoconference. Director Mr. VICENTE FALCONI CAMPOS was absent for good cause shown. DELIBERATION: DEL-247/2017 - Annual Letter of Public Policies and Corporate Governance of 2017. RES-724, dated November 6, 2017. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, confirming the decision of the Board of Executive Officers, substantiated by the documents below, RESOLVED: ➢ Report to the Board of Executive Officers no. PR-419, dated November 6, 2017; ➢ Executive Summary no. PRE-005, dated November 8, 2017; 1. To approve the proposal of the Annual Letter of Public Policies and Corporate Governance, under the terms of the attached minutes, covering the following changes: Rectification of the name BMF&BOVESPA, which was changed to B3; Removal of the reference to the Portfolio of ISE; Inclusion of the headings “Characteristics of the target market” (sheet 08) and “Impacts of the public policies on the financial performance of the State-owned Company” (sheet 21), in keeping with the Bylaws of the State-owned Companies Governance’s Highlight Program - B3; Detailing of the composition of the collective body of the Eletrobras’ Board of Directors (sheet 35) and removal of the terms “of the conclusion” in paragraph three of the heading “Message of the Board of Directors”; 2. to order that the Strategy, Business Management and Sustainability Superintendent’s Office – PRE, in concert with the Communication Superintendent’s Office – PRC, the Governance Secretariat of the Board of Directors – CAAS and the General Secretariat – PRGS, each in their scope of activity, take the measures necessary to accomplish this Deliberation. Without further issues to consider, the Chairman ordered that this certificate was issued, and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, the Board’s Governance Secretary, who executed it.

Rio de Janeiro, December 21, 2017

BRUNO KLAPPER LOPES
Board’s Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.